SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Borst, Walter G. (Last) (First) (Middle) 767 Fifth Avenue (Street) New York, NY 10021 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) February 01, 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol
General Motors Corporation   GM & GMH
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description Treasurer	6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
General Motors Common Stock, $1-2/3 Par Value	4,890	D
General Motors Common Stock, $1-2/3 Par Value	8	I	Trust (1)
GM Class H Common Stock, $.10 Par Value	1,479	D
GM Class H Common Stock, $.10 Par Value	3,511	I	Trust (1)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(over)
SEC 1473 (3-99)

Borst, Walter G. - February 2003
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	Current | 02/06/2006	General Motors Common Stock, $1-2/3 Par Value - 1,262	$40.07	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	Current | 02/04/2007	General Motors Common Stock, $1-2/3 Par Value - 2,607	$44.73	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	Current | 01/13/2008	General Motors Common Stock, $1-2/3 Par Value - 6,370	$46.59	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	Current | 01/12/2009	General Motors Common Stock, $1-2/3 Par Value - 7,332	$71.53	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	Current | 01/11/2010	General Motors Common Stock, $1-2/3 Par Value - 6,500	$75.50	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	Current | 01/09/2011	General Motors Common Stock, $1-2/3 Par Value - 5,468	$52.35	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	01/08/2004 | 01/09/2011	General Motors Common Stock, $1-2/3 Par Value - 2,732	$52.35	D
GM Stock $1-2/3 Par Value Option (Right To Buy) (2)	Current | 01/08/2012	General Motors Common Stock, $1-2/3 Par Value - 3,002	$50.46	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	01/07/2004 | 01/08/2012	General Motors Common Stock, $1-2/3 Par Value - 2,999	$50.46	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	01/07/2005 | 01/08/2012	General Motors Common Stock, $1-2/3 Par Value - 2,999	$50.46	D
GM Stock $1-2/3 Par Value Option (Right To Buy) (2)	Current | 02/05/2012	General Motors Common Stock, $1-2/3 Par Value - 1,500	$50.82	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	02/04/2004 | 02/05/2012	General Motors Common Stock, $1-2/3 Par Value - 1,500	$50.82	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	02/04/2005 | 02/05/2012	General Motors Common Stock, $1-2/3 Par Value - 1,500	$50.82	D
GM Stock $1-2/3 Par Value Option (Right To Buy) (2)	01/21/2004 | 01/22/2013	General Motors Common Stock, $1-2/3 Par Value - 3,000	$40.05	D
GM Stock $1-2/3 Par Value Option (Right To Buy) (2)	01/21/2005 | 01/22/2013	General Motors Common Stock, $1-2/3 Par Value - 3,000	$40.05	D
GM Stock $1-2/3 Par Value Option (Right To Buy) (2)	01/21/2006 | 01/22/2013	General Motors Common Stock, $1-2/3 Par Value - 3,000	$40.05	D
GM Stock $1-2/3 Par Value Phantom Stock Units (3)	(3) | (3)	General Motors Common Stock, $1-2/3 Par Value - 1,823	1:1	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Martin I. Darvick - POA for Walter G. Borst Page 2 SEC 1473 (3-99)

Borst, Walter G. - February 2003
Form 3 (continued)
FOOTNOTE Descriptions for General Motors Corporation GM & GMH

Form 3 - February 2003

Walter G. Borst
767 Fifth Avenue

New York, NY 10021
Explanation of responses:

 (1)   Shares held in trust under General Motors Stock Purchase Program as of 12/31/02. State Street Bank & Trust Co., Trustee. Shares owned pursuant to Rule 16b-3 exempt employee savings plan.
(2)   Employee stock options granted pursuant to Rule 16b-3 qualified General Motors Stock Incentive Plan.
(3)   The Phantom Stock Units were accrued under the Rule 16b-3 qualified General Motors Deferred Compensation Plan. Dividend equivalents are earned on each Phantom Stock Unit. Units held as of 12/31/02.

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